UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1(a) NAME OF ISSUER (Please type or print)	(b) IRS INDENT. NO.	(c) S.E.C. FILE NO.
Virtualseller.com, Inc.	911353658	000-14356
1(d) ADDRESS OF ISSUER (STREET, CITY, STATE, ZIP CODE)			(e) TELEPHONE NO.
Suite 1000, 120 North LaSalle Street, Chicago, Illinois 60602			AREA CODE	NUMBER
			312	920-9120
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS INDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS (STREET, CITY, STATE, ZIP CODE_
Pierre Prefontaine	-	Director	2995 Newmarket Drive, North Vancouver, BC V7R 2T7

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Shares	RBC Dominion Securities Inc.		175,000	$87,000	127,559,748	within 90 days	OTCBB

INSTRUCTIONS:

1. (a) Name of issuer
(b) Issuer's I.R.S. Identification Number
(c) Issuer's S.E.C. file number, if any
(d) Issuer's address, including zip code
(e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
(b) Such person's I.R.S. identification number, if such person is an entity
(c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
(b) Name and address of each broker through whom the securities are intended to be sold
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Shares	Jan 09/97 July 15/97 Aug 20/97 Nov 17/97 Apr 28/98 Oct 4/99	Compensation shares granted by the issuer for services rendered as a Director of the Company at that time	Issuer	50,000 Jan/97 100,000 July/97 200,000 Aug/97 400,000 Nov/97 200,000 Apr /98 150,000 Oct/99	Compensation as noted in columns 2, 3 and 5	Compensation as noted in columns 2, 3 and 5
INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None sold in the last 3 months
REMARKS:
INSTRUCTIONS:		ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

May 9, 2001			/s/ Pierre Prefontaine
DATE OF NOTICE			(SIGNATURE)

This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)